Exhibit 21.1

Subsidiaries of Vroom, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
AAGP, LLC d/b/a Vroom	Texas
Vroom Automotive, LLC d/b/a Texas Direct Auto and Vroom and f/k/a Left Gate Property Holding, LLC	Texas
Nations Drive, LLC	Texas
Vroom Logistics, LLC	Delaware
CarStory, LLC	Delaware
Vast.com, Inc. d/b/a CarStory	California
Vast D.O.O.	Serbia